UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
October — November 2005
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
2(b) : 82-______.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: TOTAL AND SAMSUNG TO EXPAND THE CAPACITY IN SOUTH KOREA
EX-99.2: TOTAL LAUNCHES GAS-TO-LIQUIDS R&D PROGRAM
EX-99.3: NORWAY'S KRISTIN FIELD BROUGHT ON STREAM
EX-99.4: THIRD QUARTER 2005 RESULTS
EX-99.5: TOTAL MAKES SIXTH OIL DISCOVERY IN LIBYA'S BLOCK NC 186

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date : November 21, 2005	By : /s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1 :	Total and Samsung to Expand the Capacity in South Korea (October 26, 2005).

➢	EXHIBIT 99.2 :	Total Launches Gas-to-Liquids R&D Program (November 3, 2005).

➢	EXHIBIT 99.3 :	Norway’s Kristin Field Brought on Stream (November 3, 2005).

➢	EXHIBIT 99.4 :	Third Quarter 2005 Results (November 4, 2005).

➢	EXHIBIT 99.5 :	Total Makes Sixth Oil Discovery in Libya’s Block NC 186 (November 7, 2005).